VECTOR VENTURES CORP.
                             Analipseos 30 Apt. #25
                                 52236 Panorama
                               Thessaloniki Greece
                           Telephone +30-697-366-9834
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                                                               December 23, 2005

Mr. Derek Swanson
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re: Form SB-2
    Filed November 21, 2005
    File No. 333-129847

Dear Mr. Swanson,

In response to your letter of December 19, 2005 we have filed, via EDGAR, an amendment to our SB-2 and provide this cover letter to assist you in your review. We have also mailed marked copies of the amendment to you as requested.

FORM SB-2

FEE TABLE

1. We respectfully submit that we do not believe the warrants need to be listed on the fee table as they are not being registered. The shares underlying the warrants are being registered and are therefore included on the fee table.

PROSPECTUS COVER PAGE

2.   We have removed any repetitive information from the cover page.

3.   We have added the additional 90 day disclosure to the cover page.

4. We have added the disclosure that only the shares sold as a part of each unit and the shares underlying the warrants are being registered pursuant to this registration statement. The units and the warrants are not being registered and will not be eligible for trading if and when the registration statement becomes effective. The warrants will detach upon effectiveness of the registration statement and pursuant to the warrants being exercised the underlying shares will be tradable once a market has been established. We plan to contact a market maker immediately following the effectiveness of this Registration Statement and have them file an application on our behalf to have the shares quoted on the OTC Electronic Bulletin Board (OTCBB). There is no guarantee that our shares will be accepted for trading on the OTCBB.

5. We have added the disclosure regarding the director selling the shares on our behalf and receiving no commissions nor proceeds for doing so.

6.   We have removed the warrants from the offering proceeds table.

7. We have stated the bank account we will use to deposit the funds into is not an escrow or similar type of account. We have also added there is no minimum purchase per investor.

PROSPECTUS SUMMARY, PAGE 3

GENERAL INFORMATION, PAGE 3

8. We have included the definition of an Exploration Stage company pursuant to Industry Guide 7 both here and in the Description of Business section.

9. We have disclosed the property location and stated the residence of our director.

10. We have added the disclosure both here and in the Description of Business section that to obtain a Free Miner's Certificate, which is required to hold a mining claim in B.C., Section 8(1) of the B.C. Mineral Tenure Act
     (MTA) stipulates that a corporation must be registered under the British Columbia Business Corporations Act. Section 8(2) of the MTA stipulates that an individual applicant must either be a resident of Canada for a period not less than 183 days in each calendar year or be authorized to work in Canada. A Canadian citizen, regardless of where he or she resides, is automatically authorized to work in Canada. As the corporation is not registered in British Columbia the claim is held in trust for the company by Mr. Kostovski, as he is eligible as a Canadian citizen.

11. As disclosed in response to comment 10, Mr. Kostovski is a Canadian citizen.

12.  We have deleted the statement.

OFFERING, PAGE 4

13. We have indicated the percentage of our outstanding common stock that the number of shares being offered would represent following the offering.

14. We have disclosed the duration, exercise price and number of shares underlying the warrants.

RISK FACTORS, PAGE 4

GENERAL

15. We have included a new risk factor to address our officer residing in Greece while our property is located in British Columbia.

BASED ON CONSUMER DEMAND, THE GROWTH AND DEMAND FOR ANY ORE..., PAGE 7

16.  We have removed the risk factor.

THE LOSS OF THE SERVICES OF KRISTIAN KOSTOVSKI COULD SEVERELY IMPACT OUR BUSINESS..., PAGE 8

17.  We have removed the risk factor.

DILUTION, PAGE 12

18.  We have disclosed the dilution if all the warrants are exercised.

PLAN OF DISTRIBUTION, PAGE 13

TERMS OF THE OFFERING, PAGE 14

19. We have revised the Terms of the Offering to disclose the return of the investor's money unless they subscribe to the extended offering.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS, PAGE 15

20. We have revised to refer to Mr. Kostovski as our sole director throughout the document where appropriate.

RESUME, PAGE 16

21.  We have included Alpha Motorsport in Mr. Kostovski's resume.

INTEREST OF NAMED EXPERTS AND COUNSEL, PAGE 18

22. We have included Mr. Brewer as an expert and filed his consent as Exhibit 23.3.

DESCRIPTION OF BUSINESS, PAGE 19

23. We have disclosed that we have no plans to change the company's business or combine with another business.

GENERAL INFORMATION, PAGE 23

24. We have disclosed the conclusions from the geology report. We have elaborated on the basis for his conclusions and explained that while there is good potential to find additional mineralization, it is unknown whether any additional mineralization, that could be discovered, will end up forming an exploitable mineral deposit.

ACQUISITION OF THE ONE GUN PROJECT, PAGE 25

25. We have disclosed throughout that Mr. Brewer is the owner of Madman Mining. We have also disclosed the Mr. Brewer is an unrelated 3rd party and the transactions the company has had with him to date and the anticipated future transactions.

THE PROPERTY, PAGE 24

26. We have revised this section to remove any technical jargon. We have also deleted information that was repetitive of information included in the History of Previous Work and Property Geology sections.

UNDERTAKINGS, PAGE II-4

27.  We have removed the undertaking as we are not relying on Rule 430A.

28. We have reviewed the Undertakings and believe we have included all that are applicable.

EXHIBITS

29.  We have included the trust agreement as Exhibit 10.2.

OPINION & CONSENT OF MICHAEL M. KESSLER, EXHIBIT 5

30.  Mr. Kessler has provided a revised consent.


Sincerely,

/s/ Kristian Kostovski
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Kristian Kostovski
President & Director